
Mail Stop 4628

March 8, 2018

<u>Via E-mail</u>
Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited
19th Floor, Building No. 5
DFL Cyber City
Gurgaon, India, 122016

> **Re:** **MakeMyTrip Limited**
> **20-F for Fiscal Year Ended March 31, 2017**
> **Filed July 18, 2017**
> **File No. 001-34837**

Dear Kabra:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. You acknowledged in your letter to us dated December 9, 2014 that members of the public could book flights serving Sudan and Syria and hotels in Syria through your website. Your website currently allows the public to book flights serving Sudan. You state on page 45 of your 20-F that you operate websites serving Middle East countries.

    As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
       Assistant Director
       Division of Corporation Finance

       Rajiv Gupta
       Latham & Watkins LLP